

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2025

Udaychandra Devasper
Chief Financial Officer
Stardust Power Inc.
15 E. Putnam Avenue, Suite 378
Greenwich, Connecticut 06830

> **Re: Stardust Power Inc.**
> **Form 10-K For The Fiscal Year Ended December 31, 2024**
> **Filed March 27, 2025**
> **File No. 001-39875**

Dear Udaychandra Devasper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing